                           September 4, 2009

Via EDGAR
Kevin W. Vaughan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Re:         Community Bank System, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File No. 001-13695

Dear Mr. Vaughan:
The following sets forth the responses of Community Bank System, Inc. (the “Company”) to the additional comments issued by the staff of the Securities and Exchange Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”) in the Staff’s letter (the “Comment Letter”) dated July 16, 2009.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Net Income and Profitability, page 18
1. - 3.
Each of these items relate to the Company’s presentation of the non-GAAP measures, “net income-cash” and “earnings per share-cash” on page 18 as well as its presentation of the non-GAAP measure “diluted earnings per share-cash” in the Selected Consolidated Financial Information on page 15.

Response:
As requested in items 1. – 3., beginning with the filing of the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2009 (the “Form 10-Q”), which was filed on August 6, 2009, the Company has removed all measures and references to “net income-cash” and “earnings per share-cash”.  As requested, use of these specific, non-GAAP measures will be omitted from future filings.

Item 4. Certifications
We note your response to our prior comment 8.  Since incorrect certifications were filed with the original Form 10-K, identifying the wrong form, please file an amended Form 10-K that includes the entire periodic report with new, corrected certifications filed as exhibits.

Response:
The Company filed an amended Form 10-K/A on August 17, 2009, with the corrected certifications.

Should you have any questions or require further information, please call me at (315) 445-3121.

                               Very truly yours,

                                               Scott A. Kingsley
                              Executive Vice President and  Chief Financial Officer

SAK:md
cc:           Mark E. Tryniski
George J. Getman
Chris Nelson, PricewaterhouseCoopers LLP
Brian Dempsey, PricewaterhouseCoopers LLP
Danielle McCann, Bond, Schoeneck & King, PLLC
Keith Stolzenburg, PricewaterhouseCoopers LLP